UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2023

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on March 29, 2023
2. Code of Ethics

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

March 29, 2023, at 2:30 p.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City of and State of São Paulo, also contemplating participation through Microsoft Teams.

Members in Attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) Chief Executive Officer, Mr. Marcos Marinho Lutz; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; and (v) other executive officers of the Company, namely, Mrs. Décio de Sampaio Amaral, Leonardo Remião Linden, Marcelo Pereira Malta de Araújo and Tabajara Bertelli Costa.

Matters discussed and resolutions:

1.	The members of the Board of Directors discussed the Company's main provisions and contingencies.

2.	The Board of Directors approved the amendments to the Company's Code of Ethics, as proposed by the Executive Board endorsed by the Audit and Risks Committee, having also determined the amendments to be replicated in the Internal Regulations of the Conduct Committee, when applicable. Furthermore, the Board members approved the following changes in the composition of the Conduct Committee, effective as of April 19, 2023: (i) the election of Mrs. Flávia Buarque de Almeida, as a member of the Conduct Committee, replacing Mr. Frederico Pinheiro Fleury Curado; and (ii) the resignation of Mr. Julio Cesar Nogueira.

3.	Considering the proposals for the global compensation of the management and the new stock-based Incentive Plan submitted to the resolution of the Company's Extraordinary General Shareholders’ Meeting, called for April 19, 2023, and conditioned to the approval of the resolutions by the referred meeting, the Board of Directors approved, based on the recommendation of the People Committee:

(i)	the new wording of the Corporate Executive Compensation Policy;

(ii)	the 1st Restricted and Performance Shares Incentive Program (“1st Program”), including performance goals to which the transfer of ownership of performance shares will be subject to, as well as the list of designated participants in the 1st Program and the respective number of shares to be granted. Said documents will be filed at the Company's headquarters;

(iii)	the 1st Stock-Based Incentive Program – Board of Directors, which will be filed at the Company’s headquarters, under the terms presented to the Company's shareholders in the Annual and Extraordinary General Shareholders' Meeting Manual disclosed to the market on March 17, 2023; and

(iv)	the execution of such agreements between the Company and each participant of the programs mentioned in items (ii) and (iii) above, according to the standard draft agreement filed at the Company’s headquarters.

4.	Finally, to Board members Alexandre Teixeira de Assumpção Saigh, José Galló, José Luiz Alquéres and Otávio Lopes Castello Branco Neto, who are now ending their terms of office, the Board of Directors expresses its votes of gratitude for their effort and valuable contributions brought over the last years

5.	To Board members Pedro Wongtschowski and Frederico Pinheiro Fleury Curado, who are also leaving the Company, the Board of Directors expresses a special acknowledgment, reinforcing the importance of each of their performances in the different roles exercised throughout their careers, and thanking them for their commitment, dedication and for the important legacy left, which was essential to the definition of the Company's strategic direction and to its continuous growth.

Notes: The resolutions were approved, with no amendments or qualifications, by all Board members.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

Pedro Wongtschowski – Chairman

Frederico Pinheiro Fleury Curado – Vice-Chairman

Ana Paula Vitali Janes Vescovi

Flávia Buarque de Almeida

Jorge Marques de Toledo Camargo

José Galló

José Luiz Alquéres

José Mauricio Pereira Coelho

Otávio Lopes Castello Branco Neto

André Brickmann Areno – Secretary of the Board of Directors

CODE OF ETHICS

Message from the leadership

Over 80 years we have built one of the largest corporations of Brazil, always observing ethics and transparency in the search for our goals, developing our internal and external relations with integrity and respect, and contributing to the growth and well-being of our communities.

Aiming at maintaining our credibility, reputation and continuing to be successful in our business, we must have this Code of Ethics as base to all of our decisions and actions. All the individuals of the Company are not only responsible for their own actions, but for promoting a culture in conformity with our Code of Ethics and applicable laws.

In this new review, our Code of Ethics reaffirms the reliability on our employees, partners, suppliers, customers and external representatives to make correct decisions in view of ethical dilemmas that could arise from our activities. Herein you will find guidelines and instructions that will support you in choosing the correct path to follow.

Our Open Channel is also accessible, at any time, to clear doubts and receive suggestions or reports, including anonymously, of violations of the Company’s Policies and applicable legislation.

Thank you for helping to build the future of Ultra. We rely on you to ensure the integrity of our Company in all daily activities and attitudes.

Chairman of the Board of Directors

Ultrapar CEO

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INTRODUCTION

Ultra Group is committed to ethics, integrity and transparency in all its businesses and at all levels of relationship. The responsibility for the compliance is shared among everyone, including Senior Management, irrespective of position or function.

The Code of Ethics (“Code”) is public and accessible by any person or company, regardless of the type of relationship with Ultra Group and its Business. It applies to all managers and employees of Ultra Group, without exceptions, in Brazil and abroad. The adherence to the Code is mandatory and formalized by the acceptance agreement.

The provisions of this Code shall also guide the conduct of all external representatives, business partners, customers, suppliers and service providers of Ultra Group, as well as of any individual or legal entity operating in the direct or indirect interest or benefit of Ultra Group or any of its subsidiaries.

Along the Code, we will present conduct recommendations on Laws and Internal Policies, as well as information about access to the channels in order to clear doubts or report situations that run counter to the guidelines of this Code of Ethics.

Ultra Group offers training on the Code of Ethics and the Integrity Program. Each person is responsible for disclosing and multiplying the content of this Code, fomenting the integrity culture of Ultra Group.

To learn more about the themes addressed by the Code of Ethics and the Integrity Program of Ultra Group, or if you need guidance in connection with any theme or situation, please contact the Open Channel or your Integrity area.

OUR PRINCIPLES AND DRIVERS

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ETHICS IN MANAGEMENT

EQUITY AND DIVERSITY

  We treat all of our relationship public on fair and equitable manner and we disapprove all and any act of discrimination or undue favoritism to any person or company.
  We encourage diversity and we do not tolerate, under no circumstance, discrimination or prejudice of any nature, either of gender, race, religion, age, political conviction, marital status, sexual orientation, handicap, place of birth, social class, among other.

TRANSPARENCY AND RESPONSIBILITY

  We adopt procedures that ensure that our public will be duly informed about relevant aspects of our activities, so that our communications and information are true, clear, appropriate and timely.
  We are concerned about the consequences of our acts, weighing the effects of our actions on the society, external representatives and ourselves before proceeding.

COMPLIANCE WITH LAWS

  We comply with all laws and regulations of the countries where we operate.
  We do not tolerate corruption, frauds in bidding processes and public agreements, anti-competitive practices and any other illegal conduct, including, without limitation, those provided for in the Anticorruption Law, Criminal Legislation, Improbity Law, Competition Law, Bidding Law and the U.S. Foreign Corrupt Practices Act.
  We adopt risk management processes, internal controls, including financial and accounting, audit, information security and anticorruption and competitive controls, intended to monitor the compliance with standards and prevent and curb illegal acts (such as corruption, bribery, fraud, influence peddling, undue exchange of favors and money laundering).

SUSTAINABLE DEVELOPMENT AND HSE – Health, Safety and Environment

  We are aware of the possible environmental impact of our business. Accordingly, we carry out our business with responsibility and integrity, always committed to the sustainable and rational use of natural resources.
  We develop mechanisms that maximize energy efficiency and contribute to the sustainable development of our business and the regions where we operate.
  Any environmental impacts of our activities are monitored through integrated management policies, processes and systems of HSE – Health, Safety and Environment.
  We operate with transparency and social inclusion in the regions where the business activities of Ultra Group are carried out, through community relationship programs, promoting development in the areas surrounding our operations.
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  We seek sustainable engagement in all the business of Ultra Group, systematically reviewing our activities, investing in sustainable improvements and adopting measures aligned with the Environmental, Social and Governance - ESG practices.

ETHICS IN RELATIONSHIPS

SHAREHOLDERS AND INVESTORS

  We adopt policies and practices that promote alignment between the interests of our shareholders, investors and administrators and the interests of Ultra Group.
  We monitor the occurrence of any conflicts of interests and treat them with objectivity, soundness and impartiality, in line with our Corporate Policy of Conflict of Interests and Related-Party Transactions.
  We follow the Corporate Policy Material Notice Disclosure Policy and Securities Trading Policy, which sets out rules for disclosure of our information to the market and procedures to prevent the use of information not disclosed to the public for own benefit in the trading of securities.
  We adopt appropriate and transparent daily communication practices with analysts, investors and other stakeholders, seeking to keep them informed of our activities, business and results.

EMPLOYEES

  We adopt policies and practices aimed at providing to our employees dignified, healthy and motivating work conditions, free from embarrassments and any type of prejudice or discrimination. This conduct shall also apply to the public with which we relate.
  We respect the human rights and promote a work environment of diversity and inclusion and we do not tolerate any type of prejudice or discrimination, either of race, gender, religion, age, marital status, sexual orientation, place of birth, political conviction, social class or handicap.
  We promote the human and professional development of our employees. We encourage and promote the individuals based on their performance, qualification and behavior in line with the interests and principles of the organization, pursuant to criteria of assessment, requirements of the position and equal opportunities.
  We respect the right to free union association and we comply with union conventions and collective agreements.
  We respect the freedom of association with social and political movements or with other entities, provided that they do not conflict with their jobs and observe the current laws.
  We encourage diversity in our relationships, actively promoting the right to difference and contributing to an environment where people may act in conformity with their individual values, without prejudice to the values of Ultra Group.
  We adopt actions of prevention and fight against any type of disrespect, harassment, offense, prejudice or discrimination and we do not tolerate this kind of actions. All the employees should assume the commitment to prevent and avoid this kind of behavior. We encourage employees to report these situations to the Open Channel.
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  Likewise, we do not tolerate, in Ultra Group and in our scope of operation, and we adopt practices to prevent and fight every form of undignified labor, such as forced labor, child labor, slavery or analogous to slavery.
  We maintain an excellent image of the company in the real and virtual world. Accordingly, all the employees should adopt a conduct that does not run counter the values and reputation of Ultra Group, even outside the working hours and/or work environment.

CUSTOMERS AND CONSUMERS

  Our purpose is to identify and cover the needs and interests of our customers and consumers.
  We adopt practices of identification of the needs, expectations and opinions of our customers and consumers aiming at the improvement of our products and services.
  We seek to maintain ethical, transparent, integral and long-lasting relationships with our customers and consumers.
  We do not adopt any marketing, publicity or sales strategy that might deceive our customers or consumers in relation to the quality, purpose and price of our products or services.
  The practice of illegal or unethical acts is not accepted.

EXTERNAL REPRESENTATIVES

  We seek to ensure that third parties that represent or act on behalf of Ultra Group do it respecting our values, Corporate Policies and governance practices.
  We do not use external representatives to dissimulate illegal or unethical practices.
  We do not hire or maintain relationships with external representatives presenting conducts or behaviors that run counter to the principles of this Code.

BUSINESS PARTNERS (DISTRIBUTORS, RESELLERS AND COMMERCIAL REPRESENTATIVES)

  We seek to ensure in our partnerships the continuity of our values and business practices.
  We seek to ensure that our partners will follow the principles of this Code and of our Corporate Policies, reflecting on sustainable basis the way we carry out our business.
  We did not start neither maintain relationship with partners presenting conducts or behaviors that run counter to the principles of this Code.
  We seek in our partners a good commercial practice, integrity in the management of business and social and environmental commitment.
  We do not interfere or close deals that may affect the independence of distributors or resellers, in compliance with the guidelines of the Corporate Competition Policy.
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SUPPLIERS AND SERVICE CONTRACTORS

  We select qualified suppliers and service providers which may properly meet the interests of Ultra Group.
  The hiring of suppliers and service providers should consider solely the needs of Ultra Group, without conflict of interests.
  We maintain selection policies and practices that ensure transparent, impersonal, technical, honest and fair processes for all the ones involved and, therefore, without improper favoritism of a supplier or service provider to the detriment of others.
  We seek to ensure that our suppliers and service providers will follow the principles of this Code and of our Corporate Policies.
  Our suppliers and service providers should carry out their business in conformity with the principles of this Code and with applicable anticorruption, competition and environment protection laws.
  We do not tolerate any form of undignified or forced labor, child labor, slavery or analogous to slavery in our supply chain, or practices that cause environmental damages.

COMPETITORS

  We adopt a Corporate Competition Policy, which sets out guidelines to curb conducts against the economic order in future commercial practices and corporate relations. We are committed to protecting and preserving principles that should govern the market, like free initiative, free competition and consumer defense, among other.
  We respect our competitors.
  We do not share information that might affect free competition.
  We compete on ethical basis and observing the competition and antitrust legislation. We do not form neither participate in any type of cartel. We do not sign commercial agreements with competitors with the aim to combine prices, profit margin, divide customers or markets, or to restrict or somehow impact competition.
  We do not accept that our professionals get involved in anti-competitive practices.

MEDIA

  We maintain a relationship with the media based on impartiality and on true, clear, appropriate and timely information.
  Upon participation in virtual communities or discussion forums, we seek to follow the guidelines of this Code, adopting an ethical and integral conduct. We do not link the communications and personal opinions made in such environments to Ultra Group and its Business.

SOCIAL NETWORKS

  We do not discuss restricted or confidential matters of Ultra Group and its Business in social networks.
  We encourage ethical, safe and legal use of communication and interaction technologies, including social networks. We reject the use of social networks, by our employees, to make offenses and perpetrate illegal and unethical acts, or acts that run counter to the conducts established in this Code of Ethics. We also recommend discretion and good judgment in social networks, always interacting with others on a legal and respectful way.
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  We strengthen the use of caution when posting on social networks and the prohibition of disclosing unauthorized messages or images about Ultra Group. A posting may be inadequate or give rise to misinterpretation, involving our brands and reputation, affecting the value of Ultra Group.
  We care for sensitive personal data of employees, suppliers, customers and competitors, protecting their privacy, and we do not make verbal or written declarations that might affect their image or contribute to the dissemination of rumors involving them, who should always be treated with respect.

RELATION WITH THE GOVERNMENT

  We adopt corporate policies and practices to ensure that our relations, partnerships and business with public bodies, companies, employees and representatives, at all levels, are based on honesty, transparency and responsibility.
  We manage our business without ideological or political influence, and we promote an environment free from irregularities.
  We do not offer or yield to improper requests or advantages of any nature. The rules for relationship with the Public Power are described in the Corporate Anticorruption Policy and Relationship with the Public and Private Sector.

CLASS ENTITIES AND ASSOCIATIONS

  We recognize the importance of the role of the entities and trade associations in the economy and promotion of discussions in the respective sectors of representation.
  We respect the autonomy of the entities and trade associations and we support their initiatives, always in compliance with the legal and regulatory principles of this Code and of our Corporate Policies.

WORK ENVIRONMENT ETHICS

PROFESSIONAL EXCELLENCE

  We perform our work with dedication and responsibility. We always seek to do our best.
  We have respect for all people, without any type of discrimination or prejudice.
  We learn from our mistakes and try our best not to repeat them. We accept criticism and try to learn from it.
  We give reasoned, respectful and professional opinions and criticisms in the interest of Ultra Group.
  We care for tangible and intangible resources, intellectual property and premises of Ultra Group.
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CONFLICTS OF INTEREST

  We follow the Corporate Policy for Conflict of Interests and Related Party Transactions, which promotes transparency and independence in the relationships between Ultra Group and its related parties.
  We avoid situations that represent actual or apparent conflicts between personal interests and the interests of Ultra Group, acting on impartial, ethical and honest basis, and conducting our professional activities in benefit of our Business.
  We seek to ensure that no improper advantage is directly or indirectly provided to our employees or to individuals from their family relations.
  We seek to ensure that related party transactions will be carried out on equitable basis, without participation of the ones involved in the internal decision-making process of Ultra Group.

UNDUE ADVANTAGES OR BENEFITS

  We follow the Corporate Anticorruption Policy and Relationship with the Public and Private Sector and, accordingly, we do not tolerate that our employees or third parties perpetrate acts of corruption with public or private agents.
  We never promise, receive, request or accept improper advantages or benefits for our activities, either in the public or private sector.
  We do not use confidential or insider information to obtain undue profit, for own benefit, or for benefit of third parties or external representatives.
  We do not ask neither accept, for own benefit or benefit of third parties, payments, incentives, financial or not, or undue benefits of any nature from customers, business partners, suppliers, service providers or third parties to perform their activities at Ultra Group.
  We do not request jobs or benefits for relatives or friends in companies of customers, external representatives, business partners, suppliers or service providers.

PROTECTION OF THE COMPANY’S ASSETS AND RESOURCES

  We care for the integrity of goods and assets of Ultra Group, and for their responsible use, in order to prevent damages, misuse and waste of resources, as well as misappropriation of goods and assets.
  Goods, equipment and premises of the companies of Ultra Group are destined solely for the performance of its business. We care for the equipment and proper use of the assets of Ultra Group, including the ones provided for the performance of functions by the employees.
  We use corporate equipment for private affairs on moderate basis, not affecting the productivity of the work, data security and provided that using common sense, within the legal boundaries, in compliance with ethical and moral principles.
  Mobile devices, e-mails, corporate programs and systems, as well as the content contained or transited in the equipment and corporate networks are the property of Ultra Group and may be monitored at its sole discretion.
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  Under no circumstance do we share personal passwords of access to equipment and/or systems.
  All files and information created, received, transited or filed in the electronic systems of Ultra Group or in its corporate equipment are the property of Ultra Group and should be classified and treated according to applicable standards. Management processes, projects and product formulas are intellectual properties of Ultra Group and should be treated as confidential, and cannot be shared without formal authorization.

INFORMATION SECURITY AND DATA PROTECTION

  We comply with Brazilian laws and standards on privacy and personal data protection, including the General Law on Personal Data Protection – LGPD.
  Due to the activities of Ultra Group, employees have access to a series of confidential information and documents, physical and electronic. All and any information, including personal data and sensitive personal data, and documents related to the activities of Ultra Group, its customers or potential customers should be treated on confidential basis.
  We protect every information and document to which we have access and we do not disclose them to employees or third parties who do not need that information to perform their work. It is everyone’s duty to prevent unauthorized access to information, as well as accidental or illegal situations of destruction, loss or change of information.
  We follow the Corporate Policy of Privacy and Personal Data Protection which implements and directs to good practices and ensures proper treatment of personal data by everyone.
  We respect the data privacy of our employees, customers, business partners, suppliers and service providers, as well as their rights over their data.
  We are aware that the mail received or sent through equipment and systems is the property of Ultra Group. Accordingly, Ultra Group reserves the right to inspect and monitor the use of information systems, as well as access any file, document or message that is filed and/or processed in our technology environment.

GIFTS, ENTERTAINMENT AND HOSPITALITY

In our commercial relations, we avoid situations of actual or potential conflicts of interest. Accordingly, we do not accept any gift, present, entertainment or hospitality with the purpose to obtain any type of improper advantage. In addition:

  We do not accept or offer gifts or presents in kind or the equivalent.
  We do not accept invitations or tickets, except for institutional or sponsored events, of collective nature, and with prior consultation of the immediate superior, who has the responsibility to assess the existence of a possible conflict of interests. In case of doubt, please contact Ultra’s Integrity area or the Open Channel.
  We comply with all legal provisions on the theme.
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PERSONAL RELATIONSHIP WITH CUSTOMERS, EXTERNAL REPRESENTATIVES, BUSINESS PARTNERS, SUPPLIERS AND SERVICE PROVIDERS

  We do not engage in private deals with customers, external representatives, business partners, suppliers or service providers, except for daily consumption relations, provided that there is formal communication to the immediate superior and the Integrity area’s opinion.
  We do not request from customers, external representatives, business partners, suppliers or service providers any favors, rewards or incentives of any nature in order to generate personal benefits, for us or for external representatives.

MANAGEMENT OF THE CODE OF ETHICS

CONDUCT COMMITTEE

The Conduct Committee is a body related to the Board of Directors of Ultrapar, which consists of an independent and external President, and Executives of Ultra Group, including the Risk, Integrity and Audit Director (“DRIA”). This body, operationally supported by the DRIA, meets periodically with the following purposes, according to the internal regulation:

  manage the application of the Code of Ethics, its guidelines and related policies supervise the application and effectiveness of the Code of Ethics principles review and approve the Integrity Program and supervise its application, in order to ensure compliance propose and evaluate new policies associated with the Code of Ethics, as well as propose changes to it and the policies currently in force associated with it follow up investigations promoted by the DRIA
  recommend the appropriate disciplinary, administrative or judicial measures, related to a subject within its authority, to be adopted by Ultra Group’s bodies, as well as resolve on the need to report the matter to the Risk and Audit Committee or the Board of Directors of the Ultra Group for additional measures that may be applicable formally report the Committee’s resolutions to the Board of Directors in the most relevant cases forward to the Risk and Audit Committee and the Board of Directors annual reports describing their activities and those of the Integrity Program, without prejudice to extraordinary reports, whenever necessary answer questions about the application or interpretation of the Code of Ethics provisions, the policies adopted by Ultra Group and, in the areas of its authority, the law and the Regulation

RISK, INTEGRITY AND AUDIT DEPARTMENT

The DRIA is responsible for the following:

  Propose and review policies related to the Program, as well as coordinate their recommendation by the Conduct Committee and respective approval by the Board of Directors
  Guide and develop training topics for the Program
  Develop the Program’s corporate communication
  Manage the Open Channel
  Conduct and/or oversee the internal investigations at Ultra Group
  Support and recommend deliberations of consequences
  Monitor the Program in all the Businesses of Ultra Group
  Represent Ultra Group institutionally in the Compliance theme
  Follow up the development of the activities of the Integrity areas of the Businesses
  Propose improvement of the Program
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BUSINESS INTEGRITY AREAS

Business Integrity Areas are responsible for:

  Ensure the compliance with the guidelines of the Program in the respective Business
  Implement and monitor the adherence to this Code in the Business
  Plan, develop, implement and execute the Program and its controls in line with the guidelines of Ultra Group and the risks of its Business
  Apply and control the training
  Disclose the Program in the Business
  Ensure the conduction of Reputational Surveys according to this Corporate Anticorruption Policy and Relationship with the Public and Private Officers
  Assist the Board of Executive Officers of the Business with relevant Compliance aspects for decision making
  Evaluate the Program in the Business
  Conduct internal investigations in the Business, as requested by and in coordination with the DRIA
  Periodically report to the DRIA the evolution of the Program in the Business

OPEN CHANNEL

Our Open Channel is available to any external or internal person to clarify questions or report suspected violations of this Policy, as well as the Code of Ethics, other policies and internal rules, and the applicable legislation.

Telephone

0800 701 7172

Website

www.canalabertoultra.com.br

Complaints or requests for guidance can be made anonymously, in order to protect the identity of the person who submitted them. It is forbidden to conduct any act of threat, intimidation or retaliation to any person who:

i. reports violations of this Code or of any other policy or internal regulation, or legislation applicable to Ultra Group, and/or

ii. reports doubts, suspicions or concerns in relation to this matter

The Channel is operated by independent company and all reports are checked with independence and diligence.

It is every employees’ duty to immediately inform any suspicion of violation of this Policy, any other policies or procedures of Ultra Group or applicable laws through the Open Channel.

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VIOLATION OF THE CODE OF ETHICS

All the professionals of Ultra Group should adhere to this Code of Ethics and to the respective guidelines and Policies, including the report of any violations in the work environment. Any professional who violates the provisions of this Code of Ethics and the respective guidelines and Policies in this document, or the principles and standards of conduct adopted by them, is subject to disciplinary measures such as:

  Warnings
  Suspension
  Sanctions, including financial penalty
  Dismissal
  Applicable legal measures

IN CASE OF DOUBT

This Code seeks to establish the general guidelines on the values and expected behaviors of our public. In case of doubt, please contact Ultra’s Integrity area or the Open Channel. The adoption of the Code of Ethics does not exhaust the ethical themes and expected behaviors.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2023

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on March 29, 2023 and Code of Ethics)